4550 Towne Centre Court | San Diego, California 92121

June 19, 2020
Board of Directors
Tetraphase Pharmaceuticals, Inc.
480 Arsenal Way, Suite 100
Watertown, MA 02472
Dear Members of the Board:
On behalf of La Jolla Pharmaceutical Company (“La Jolla”), I am pleased to submit the enclosed execution-ready version of a definitive Merger Agreement (the “Merger Agreement”) to acquire 100% of the equity of Tetraphase Pharmaceuticals, Inc. (“Tetraphase”) for $43.0 million in cash, plus an additional $16.0 million potentially payable under CVRs to be issued in the transaction.
The upfront cash consideration will be paid as follows: (i) $2.00 per share of Tetraphase common stock (including common stock underlying RSUs and PSUs and pre-funded warrants), (ii) $2.68 per share underlying the 2019 Black-Scholes Warrants, and (iii) $2.69 per share underlying the 2020 Black-Scholes Warrants. As contemplated in your current merger agreement with Melinta Therapeutics, Inc. (“Melinta” and such merger agreement, the “Melinta Merger Agreement”), the consideration payable to certain holders of the Black-Scholes Warrants would be fixed in either a Support Agreement or Exchange Agreement to be executed concurrent with execution of the Merger Agreement.

We believe that our offer constitutes a “Superior Offer” as defined under the Melinta Merger Agreement. In addition, we note the following:

•	The La Jolla Board of Directors has approved the transaction and authorized our execution of the Merger Agreement, subject to your termination of the Melinta Merger Agreement.

•	Our proposal is not subject to any financing contingencies. We stand ready to fund 100% of the purchase price with cash on hand (as of March 31, 2020, La Jolla had $77.2 million of cash and no debt).

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In an effort to put the parties in a position to move quickly, we have agreed to use the form of the Melinta Merger Agreement. We have enclosed a redline of the Merger Agreement, marked to show changes from the Melinta Merger Agreement.

Board of Directors
Tetraphase Pharmaceuticals, Inc.
June 19, 2020

We remain excited about the prospect of working together towards the successful and expeditious consummation of our proposal, which we believe will deliver enhanced value to Tetraphase’s stockholders, and we would like to thank you for your continued consideration.
Sincerely,

Kevin Tang
Chairman

Enclosure:
Merger Agreement (with exhibits)

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